3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

(fax) 215.981.4750

Brian M. Katz

direct dial: 215.981.4193

direct fax: 215.981.4750

katzb@pepperlaw.com

November 20, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Rebekah Toton, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Chris White, Accountant

Re:	MEDecision, Inc.

Supplemental Information regarding the Registration Statement on Form S-1 Commission File No. 333-136532

Ladies and Gentlemen:

On behalf of MEDecision, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-136532 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter containing certain supplemental information in response to a discussion with Mssrs. Krikorian and White of the Securities and Exchange Commission (the “Commission”) on November 20, 2006.

Securities and Exchange Commission

November 20, 2006

A.	Revenue Recognition

In determining the proper accounting treatment for its hosting arrangements, the Company makes a determination with respect to whether the customer can take physical possession of the software at any time during the hosting period without significant penalty, and if it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. In footnote 1 of EITF 00-03, the Task Force clarified that “without significant penalty” contained two distinct concepts: (a) the ability to take delivery of the software without significant cost and (b) the ability to use the software separately without a significant diminution in utility or value. The Company believes that a significant penalty exists with respect to its Analytics and Disease Management (ADM) and Transactions and Information Exchange (TIE) software because it is not possible for the Company’s customers to take physical possession of the software without incurring significant penalty. In determining whether or not a customer would incur significant penalty, the Company considers the costs that would be incurred as a result of moving the software from its ASP facility to the customer’s location. The Company’s ADM and TIE software applications have not been designed in a way that would allow its customers to install the software at their facility or at an unrelated third party’s facility. The Company has no plans, or intentions, to develop an ADM or TIE module that could be installed at a customer’s site to be accessed only by that customer’s users. The cost to develop such a product would be borne by that particular customer and would be significantly greater than the costs incurred when the product is accessed at the Company’s ASP facility. Since the Company has determined through an internal analysis that these costs would be far greater than the actual contract value itself, it has concluded that they are significant, and would, in effect, constitute a penalty. As a result, the Company has concluded that its arrangements for ADM and TIE fall outside the scope of SOP 97-2 as the customer cannot take possession of the software without significant penalty, and, therefore, are subject to the guidance in EITF 00-03.

When applying the principles of EITF 00-21 to its multiple element arrangements, the Company considers whether there are contingencies with respect to any of the delivered and undelivered elements of such arrangements. The Company’s multiple element arrangements do not contain contingencies. Since the elements within the Company’s multiple element arrangements are independent of one another in that the amounts allocable to each element are not contingent upon delivery or performance of any other elements, the Company has concluded that the only required deferral of revenue relates to the fair value of undelivered elements in the arrangement.

B.	Stock Options and Proposed Changes to the Registration Statement

The Company would like to supplementally advise you that it intends to lower the anticipated price range of the initial public offering to $11.50 to $13.50 per share, so that the new mid-point of the range that will be reflected on the cover page of the prospectus will be $12.50. The Company intends to amend its Registration Statement to reflect this new initial public offering price range.

Securities and Exchange Commission

November 20, 2006

In addition, the Company would like to supplementally advise you that after reviewing its previous responses to your comments concerning stock options, the Company will clarify the disclosure concerning the difference in fair value at June 30, 2006 and the estimated initial public offering price by adding the following paragraph immediately prior to the last paragraph in the section “Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated Initial Public Offering Price” on page 49 of the Registration Statement:

“As of June 30, 2006, the independent valuation expert determined that the fair value of our common stock was $6.34 per share. As of the date of the preliminary prospectus, the estimated initial public offering price was $12.50. This increase in fair value between that determined by the valuation expert and that determined by our underwriters is attributable to the following factors: an increase in the valuation of comparable public companies included in the independent valuation expert’s report; an increase in the probability of completing our initial public offering; and, as our initial public offering becomes more likely, the removal of the discount related to the uncertainty associated with a shareholder liquidity event. In addition, there was also a difference in the methodology utilized by the independent valuation expert and our underwriters. The valuation expert used a broader group of healthcare software companies that, overall, had valuation multiples that were lower than the group included in the underwriters’ valuation. In addition, the valuation expert included as comparable companies only those companies whose revenue base is most closely comparable to our current business model, despite the fact that we anticipate increased subscription, maintenance and transaction fee based revenues in the future from our Patient Clinical Summary product.”

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,
By:	/s/ Brian M. Katz

Brian M. Katz of PEPPER HAMILTON LLP

cc:	David St. Clair Selim Day Barry M. Abelson